[redacted]

SECU 11023638 MISSION

SEC Mail Processing Section

[redacted] **ANNUAL AUDITED REPORT**
FORM X-17A-5
PART III

Washington, DC 105

SEC Mail Processing Section NOV 29 2011 Washington, DC 125

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-27639

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/1/10** (mm/dd/yy) AND ENDING **9/30/11** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Caldwell Securities, Incorporated**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Liberty Ship Way #3200
(No. and Street)

Sausalito (City) **CA** (State) **94965-1757** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John C. Helmer **415-962-2526**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200, (Address) **Walnut Creek,** (City) **California** (Sate) **94596** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Cy&

OATH OR AFFIRMATION

I, **John C. Helmer**, swear (or affirm) that, to the best of my knowledge and belief the [redacted] financial statement and supporting schedules pertaining to the firm of **Caldwell Securities, Incorporated**, as [redacted] **2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal [redacted] or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chairman

Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California All-Purpose Jurat

State of California

County of Contra Costa

Subscribed and sworn to or affirmed before me on the 22 day of November, 2011

John Caldwell Helmer,

Proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Reina Lebron, Notary Public

REINA LEBRON
COMM. #1953183
NOTARY PUBLIC • CALIFORNIA
ALAMEDA COUNTY
Commission Expires SEP 22, 2015

(Seal)

Additional Optional Information

Although law does not require the information in this section, it could prevent fraudulent removal and reattachment of this acknowledgement to an unauthorized document and may prove useful to person(s) relying on the attached document.

DESCRIPTION OF THE ATTACHED DOCUMENTS

Annual audited Report form

(Title or description of attached document)

Number of pages 1 Document date ____________

CAPACITY CLAIMED BY SIGNER

O Individual(s)

✓ Corporate Officer

O Partner(s)

O Attorney-In-Fact

O Trustee(s)

O Other ________________

Caldwell Securities, Incorporated

September 30, 2011

Table of Contents

Independent Auditor's Report	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	6
Notes to the Financial Statements	7
Supplemental Information	
Schedule I:	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	
Reconciliation with Company's Net Capital Computation	11
Schedule II:	
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5	13
SIPC Supplemental Report Required by SEC Rule 17a-5	15

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Board of Directors
Caldwell Securities, Incorporated

We have audited the accompanying statement of financial condition of Caldwell Securities, Incorporated (the "Company") as of September 30, 2011 and the related statements of income (loss), changes in stockholders' equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caldwell Securities, Incorporated as of September 30, 2011 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst Wintter + Associates

November 18, 2011

Caldwell Securities, Incorporated

Statement of Financial Condition

September 30, 2011

Assets		
Cash and cash equivalents	$	39,590
Due from clearing broker		10,083
Accounts receivable		3,950
Secured demand note		120,000
Prepaid expenses and other assets		8,813
Property and equipment, net of $ 28,846 accumulated depreciation		22,461
Total Assets	$	204,897
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued liabilities	$	9,571
Commission payable		3,396
Taxes payable		7,259
		20,226
Commitments, Contingencies and Guarantees		
Subordinated borrowings		120,000
Stockholders' Equity		
Common stock (no par value;10,000 shares authorized;100 shares issued and outstanding)		1,000
Additional paid in capital		5,000
Retained earnings		58,671
Total Stockholders' Equity		64,671
Total Liabilities and Stockholders' Equity	$	204,897

See independent auditor's report and accompanying notes.

Caldwell Securities, Incorporated

Statement of Income

For the year ended September 30, 2011

Revenue		
Investment advisory fees	$	787,329
Commission revenue		22,486
Other income		31,049
Total Revenue		840,864
Operating Expenses		
Compensation		396,193
Commissions		189,812
Clearing fees		21,230
Information services		19,885
Rent		14,800
Professional fees		14,270
Bad debt expense		9,029
Depreciation		4,701
Operating expenses		134,369
Total Expenses		804,289
Income Before Income Taxes		36,575
Income taxes		8,098
Net Income	$	28,477

See independent auditor's report and accompanying notes.

Caldwell Securities, Incorporated

Statement of Changes in Stockholders' Equity

For the year ended September 30, 2011

		Common Stock		Additional Paid in Capital		Retained Earnings		Total
September 30, 2010	$	1,000	$	5,000	$	30,194	$	36,194
Net income		-		-		28,477		28,477
September 30, 2011	$	1,000	$	5,000	$	58,671	$	64,671

See independent auditor's report and accompanying notes.

Caldwell Securities, Incorporated

Statement of Cash Flows

For the year ended September 30, 2011

Cash Flows from Operating Activities		
Net income	$	28,477
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		4,701
(Increase) decrease in:		
Due from clearing broker		(8,386)
Accounts receivable		(3,666)
Prepaid expenses and other assets		(4,564)
Increase (decrease) in:		
Accounts payable and accrued liabilities		2,048
Commission payable		3,396
Taxes payable		7,259
Net Cash Provided by Operating Activities		29,265
Cash Flows from Investing Activities		
Purchases of property and equipment		(20,821)
Net Cash Used in Investing Activities		(20,821)
Net Increase in Cash and Cash Equivalents		8,444
Cash and cash equivalents at beginning of year		31,146
Cash and Cash Equivalents at End of Year	$	39,590

See independent auditor's report and accompanying notes.

Caldwell Securities, Incorporated

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

September 30, 2011

Subordinated liabilities at September 30, 2010	$	120,000
Subordinated liabilities at September 30, 2011		120,000
Change in subordinated liabilities	$	-

See independent auditor's report and accompanying notes.

Caldwell Securities, Incorporated

Notes to the Financial Statements

September 30, 2011

1. Organization

Caldwell Securities, Incorporated (the "Company") was incorporated on February 16, 1982 and began operations on June 1, 1982 and is currently located in Sausalito, California. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and clears its securities transactions through its correspondent broker, Wedbush Securities Inc. The Company's primary source of revenue is providing fee-based investment advisory services to customers in northern California, who are predominately middle to upper income individuals and their estates, trusts, pensions and retirement plans.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. Cash equivalents exclude cash held as collateral for any corporate obligation. Cash equivalents and short-term investments are stated at cost which approximates market value.

Accounts Receivable
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment
Property and equipment is carried at cost. Depreciation is calculated using the straight-line method and declining balance method over the estimated useful life of 5 years.

Investment Advisory Fees
Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

3. Income Taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles which require recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods. Income tax expense shown in the accompanying statement of income consists of current federal and California taxes of $4,308 and $3,790, respectively. Income tax payable shown in the accompanying statement of financial condition consists of federal and California taxes of $3,469 and $3,790, respectively. Deferred tax assets and liabilities of the Company were not significant at September 30, 2011.

The Company uses a loss contingencies approach for evaluating uncertain tax positions and continually evaluates expiring statues of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At September 30, 2011, the Company's net capital was $153,397, which exceeded the requirement by $148,397.

5. Related Party Transactions

Subordinated Borrowing
The Company has a $120,000 secured demand note collateral agreement subordinated to claims of general creditors pursuant to an agreement approved by the NASD in 2007. The non-interest bearing note expires on January 31, 2017, and is secured by a security with a market value of $239,907 at September 30, 2011. The subordinated loan is with a majority stockholder and is allowable in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that it is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

6. Commitment

Buy-Sell and Guardian Agreement
The Company entered into an agreement to purchase substantially all of the assets of and provide financial services for the clients of a registered investment advisor's (the "Advisor") financial services business under certain mandatory purchase and guardian obligations. In the event of death or disability of the Advisor, the Company is obligated to purchase substantially all of the assets of the financial services business based on an earn-out arrangement. In the event of temporary disability, injury or illness of the Advisor, the Company is obligated to provide financial services, planning and advice on a temporary basis, for a period not to exceed six months in one calendar year. The agreement will terminate on the earliest of July 22, 2020, the transfer of assets to a party other than the Company, written agreement, or breach of contract as defined.

7. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

8. Subsequent Events

The Company has evaluated subsequent events through November 18, 2011, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Caldwell Securities, Incorporated
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of September 30, 2011

Net Capital		
Total stockholders' equity	$	64,671
Liabilities subordinated to claims of general creditors allowed in this computation		120,000
Less: Non-allowable assets		
Prepaid expenses and other assets		8,813
Property and equipment, net		22,461
Total non-allowable assets		31,274
Net Capital		153,397
Net minimum capital requirement of 6 2/3 % of aggregate indebtedness of $20,226 or $5,000, whichever is greater		5,000
Excess Net Capital	$	148,397

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of September 30, 2011)

Net capital, as reported in Company's Part II of Form X-17A-5 as of September 30, 2011	$	160,657
Decrease in stockholders' equity		(8,098)
Decrease in non-allowable assets		838
Net Capital Per Above Computation	$	153,397

See independent auditor's report and accompanying notes.

Caldwell Securities, Incorporated
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended September 30, 2011

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are cleared through Wedbush Securities Inc. or otherwise processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended September 30, 2011

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors
Caldwell Securities, Incorporated

In planning and performing our audit of the financial statements and supplemental schedules of Caldwell Securities, Incorporated. (the "Company"), as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company for the year ended September 30, 2011, and this report does not affect our report thereon dated November 18, 2011.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

November 18, 2011

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

SIPC Supplemental Report Required by SEC Rule 17a-5

To the Board of Directors
Caldwell Securities, Incorporated

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended September 30, 2011, which were agreed to by Caldwell Securities, Incorporated (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

E Wintter + Associates

November 18, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended Sept 30, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

027639 FINRA SEP
CALDWELL SECURITIES INC
30 LIBERTY SHIP WAY STE 3200
SAUSALITO CA 94965-3327

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Christopher Anderson (415)367-48[illegible]

2. A. General Assessment (item 2e from page 2) $ 1,971

B. Less payment made with SIPC-6 filed (exclude interest) (877)
4/13/2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,094

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,094

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,094

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Caldwell Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 8 day of Nov, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Oct 1, 2010
and ending Sept 30, 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 840,862

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 31,048

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 21,230

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 52,278

2d. SIPC Net Operating Revenues $ 788,584

2e. General Assessment @ .0025 $ 1,971

(to page 1, line 2.A.)